Mail Stop 6010

August 28, 2008

Elias Vamvakas
Chairman of the Board
OccuLogix, Inc.
2600 Skymark Avenue, Unit 9, Suite 201
Mississauga, Ontario L4W 5B2

> **Re: OccuLogix, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 20, 2008**
> **File No. 0-51030**

Dear Mr. Vamvakas:

    We have completed our review of your preliminary proxy statement and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

                        Sincerely,

                        Peggy Fisher
                        Assistant Director